SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 6 to
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
CERAGON NETWORKS LTD.
(Name of Issuer)
Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)
M22013102
(CUSIP Number)

Nitzba City, Plot 300, Bldg. A, 7th floor, POB 112, Rosh Ha’Ayin 4810002, Israel
Tel: (+972 ) 3-543-1643
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With a copy to
Michael Gibson, Katherine Frank, and Stephen Gill
Vinson & Elkins LLP
200 West 6th Street, Suite 2500
Austin, TX 78701
512-542-8400

August 1, 2022
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP No. M22013102

1	NAME OF REPORTING PERSON: Aviat Networks, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ◻
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 4,288,757
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 4,288,757
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,288,757
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.1% (1)
14	TYPE OF REPORTING PERSON: CO
(1)     Based on 84,032,943 Ordinary Shares (as defined herein) issued and outstanding as of July 17, 2022, as disclosed in the Issuer’s (as defined herein) proxy statement dated July 18, 2022.

CUSIP No. M22013102

1	NAME OF REPORTING PERSON: Weinstock Legacy, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ◻
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 10,000*
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 10,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.01% (1)
14	TYPE OF REPORTING PERSON: OO
*Consists of shares owned by Weinstock Legacy, LLC
(1)    Based on 84,032,943 Ordinary Shares (as defined herein) issued and outstanding as of July 17, 2022, as disclosed in the Issuer’s (as defined herein) proxy statement dated July 18, 2022.

CUSIP No. M22013102

1	NAME OF REPORTING PERSON: Craig Weinstock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ◻
3	SEC USE ONLY:
4	SOURCE OF FUNDS: PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 10,000*
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 10,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.01% (1)
14	TYPE OF REPORTING PERSON: IN
*Consists of shares owned by Weinstock Legacy, LLC
(1)    Based on 84,032,943 Ordinary Shares (as defined herein) issued and outstanding as of July 17, 2022, as disclosed in the Issuer’s (as defined herein) proxy statement dated July 18, 2022.

Explanatory Note: This statement on Schedule 13D amends the previously amended Schedule 13D of Aviat Networks, Inc. (one of the “Reporting Persons”) that was filed with the Securities and Exchange Commission on June 27, 2022, and amended on July 8, 2022, July 13, 2022, July 18, 2022, July 22, 2022, and July 29, 2022, with respect to the Ordinary Shares of Ceragon Networks, Ltd. (the “Issuer”). This amendment to the Schedule 13D constitutes Amendment No. 6 to the Schedule 13D. Capitalized terms used by not defined herein have the meaning given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of Transaction.
Item 4 is hereby amended to add the following:

On August 1, 2022, Aviat Networks, Inc. (“Aviat” or the “Company”) issued a proxy statement and an open letter to the shareholders (the “Shareholders”) of Ceragon Networks Ltd. (NASDAQ: CRNT) (“Ceragon”) urging the Shareholders (i) vote to remove three current Ceragon directors and (ii) vote for the new independent director nominees proposed by Aviat at the August 23, 2022 extraordinary meeting of Ceragon shareholders, which Aviat called for on June 27th (U.S.) / June 28th (Israel), 2022. A copy of the shareholder letter and proxy statement is attached hereto as Exhibit I and is incorporated herein by reference.

On August 2, 2022, Aviat announced in a press release it submitted a revised nonbinding proposal (“Revised Proposal”) to acquire all the outstanding shares of Ceragon for $3.08 per share to Ceragon’s Chief Executive Officer (“CEO”) and Board of Directors (“Board”). The Revised Proposal provides even greater value to Ceragon shareholders than Aviat’s June 27, 2022 proposal and is structured to maximize value and certainty for Ceragon and its shareholders, and to address the requests Ceragon shareholders have made for an opportunity to benefit from the value the combined company will provide.

Under the terms of the Revised Proposal, which was delivered to Ceragon’s CEO and Board on August 2, 2022, Ceragon shareholders would receive $2.80 per share in cash and $0.28 shares of Aviat stock. The combination of cash and equity consideration provides a balance of immediate and long-term value, allowing shareholders of both Aviat and Ceragon to benefit from the significant upside of the combined company. This proposal represents a substantial premium of 47% to the closing price of Ceragon shares on June 27, 2022 of $2.09 (the last closing price prior to Aviat’s first public offer) and a 64% premium to Ceragon’s 60-day volume-weighted average share price of $1.88.

In the same August 2, 2022 press release, Aviat also announced the launch of a new website, www.valueforceragon.com (“Website”).

A copy of the press release is attached hereto as Exhibit J and a copy of the information from the Website is attached hereto as Exhibit K and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

    Item 7 is hereby amended to add the following exhibit:

Exhibit I    August 1, 2022 Letter issued to Shareholders of Ceragon Networks, Ltd. and proxy statement
Exhibit J    August 2, 2022 press release
Exhibit K    Website Information

[CUSIP NO.M22013102]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2022

Aviat Networks, Inc.

By:	/s/ Pete Smith
	Name:	Pete Smith
	Title:	President and Chief Executive Officer
Weinstock Legacy, LLC

By:	/s/ Erin Boase, as attorney-in-fact
	Name:	Craig Weinstock
	Title:	President
/s/ Erin Boase, as attorney-in fact
Name: Craig Weinstock